Exhibit 99(a)(1)(C)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.

May 9, 2014

Dear Shareholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by CĪON Investment Corporation (the “Company, “we” or “our””). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to 90% of the offering price per Share in effect for such Shares as of July 2, 2014. The offering price as of May 7, 2014, the date of the Company’s most recent closing, was $10.45 per Share, but the offering price in effect on July 2, 2014 may be higher or lower than such amount. The Offer period will begin on or before May 9, 2014 and end at 5:00 P.M., Eastern Time, on June 24, 2014. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about July 8, 2014.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT 90% OF THE PUBLIC OFFERING PRICE PER SHARE AS OF JULY 2, 2014, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at 90% of the public offering price per Share as of July 2, 2014, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to 207,152.79 Shares (which number represents 3.75% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2013).

All requests to tender Shares must be received in good order by the Company, at the address below, by 5:00 P.M., Eastern Time, on June 24, 2014.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:

CĪON Investment Corporation c/o DST Systems, Inc. P.O. Box 219476 Kansas City, MO 64121-9476	CĪON Investment Corporation c/o DST Systems, Inc. 430 West 7th Street Kansas City, MO 64105

    If you have any questions, please call your financial advisor or call the Company at (800) 343-3736.

Sincerely,

Michael A. Reisner

Co-President and Co-Chief Executive Officer
CĪON Investment Corporation